Founded in 1852 by Sidney Davy Miller Brad B. Arbuckle TEL (248) 267-3283 FAX (248) 879-2001 E-MAIL arbuckle@millercanfield.com	Miller, Canfield, Paddock and Stone, P.L.C. 840 West Long Lake Road, Suite 200 Troy, Michigan 48098 TEL (248) 879-2000 FAX (248) 879-2001 www.millercanfield.com	michigan: Ann Arbor
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July 29, 2009
Daniel Morris, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Commerce Street Pantheon Mortgage Asset Securitizations LLC
Amendment No. 4 to Registration Statement on Form S-3
Filed July 29, 2009
File No. 333-157976
Dear Mr. Morris:
     On behalf of Commerce Street Pantheon Mortgage Asset Securitizations LLC (the “depositor”), we transmit for filing under the Securities Act of 1933, pre-effective amendment No. 4 to the registration statement on Form S-3 (no. 333-157976). For your convenience, courtesy copies of the amendment are being provided to you, which copies have been marked to show changes against the registration statement.
     In addition, the depositor has instructed us to provide to you each of the responses set forth below with respect to the staff’s comments of July 22, 2009. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the depositor’s response, and we refer to each of your comments by the number assigned to it by you.
Registration Statement
General
1.	With respect to a best efforts offering conducted on a minimum-maximum basis, please tell us the anticipated lapse of time between the beginning of the offering and the Minimum Offering Date. Also, please disclose how the date will be determined.

The anticipated lapse of time between the beginning of the offering and the minimum offering date should not exceed 20 calendar days. The time period will be determined by,

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 29, 2009
and will run during the period between, the date on which the depositor obtains information regarding the GNMA certificates that are to be placed in the trust and the settlement date prescribed by the Public Securities Administration with respect to such GNMA certificates. (Generally, the depositor will obtain information regarding the GNMA certificates that are to be placed in the trust at the beginning of a calendar month and the settlement date prescribed by the Public Securities Administration for such GNMA certificates will typically be the third Monday of that calendar month (or shortly thereafter).) The minimum offering date will typically be a date that is three business days prior to such prescribed settlement date. This will enable the depositor to complete the final prospectus prior to the closing of the offering and to conduct the closing of the offering simultaneously with the settlement of the GNMA certificates that are to be placed in the trust.

2.	Please tell us whether the minimum-maximum offering structure will have any effect on your ability to file all material agreements simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

The minimum-maximum offering structure should not have any effect on the depositor’s ability to file all material agreements simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. As indicated in the response to comment 1, the minimum offering date will precede the closing of the offering and the filing of the final prospectus. Thus, prior to the filing of the final prospectus, the depositor will know the total amount of securities to be sold in the offering, the total amount of the GNMA certificates that are to be placed in the trust, and the terms of such securities and GNMA certificates. Accordingly, the depositor will have all of the information necessary to complete the material agreements (i.e., the underwriting agreement and the deposit trust agreement) prior to the filing of the final prospectus and prior to the closing of the offering and the settlement of the GNMA certificates that are to be placed in the trust.

3.	Please tell us how you will disclose material changes to investors during the offering period.

Given the nature of the offering, the depositor does not believe that material changes will occur during the offering period. However, in the event that material changes do occur during the offering period, the depositor anticipates that such changes will be disclosed to investors through the recirculation of a revised preliminary prospectus. The revised preliminary prospectus would be provided to investors a reasonable time in advance of the anticipated closing date. Per Rule 15c2-8(b), and the SEC’s policy statements on circulation and re-circulation requirements, the depositor expects such reasonable time to be at least two days before the anticipated closing date.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 29, 2009
4.	We also note the form disclosure on page S-34 presenting the use of proceeds that you will provide in the event the minimum offering amount or the maximum offering amount is sold. Please tell us whether the use of proceeds could change in the event that more than the minimum but less than the maximum is sold.

The use of proceeds will not change in the event that more than the minimum offering amount but less than the maximum offering amount is sold in an offering. The proceeds will still be applied to the purchase of GNMA certificates (with the amount of proceeds applied to the purchase of such GNMA certificates, and the amount of GNMA certificates actually purchased, in each instance, being more than the amount contemplated by the minimum offering amount and less than the amount contemplated by the maximum offering amount), the payment of issuance expenses, and, if applicable, the different trust accounts identified in the prospectus supplement.
Prospectus supplement
Cover
5.	We note the added disclosure throughout the registration statement that you may include subordination as a form of credit enhancement in a related shelf takedown. Please revise the cover page to the prospectus supplement to provide form disclosure describing your credit enhancement features. Refer to Item 1102(h) of Regulation AB.

The cover page to the prospectus supplement has been revised to provide a form disclosure describing the possible credit enhancement features.
[The Sellers], page S-20
6.	We note your response to prior comment 7 and re-issue in part. As Item 1110 of Regulation AB would not apply to the sellers who are not originators, your revised disclosure may not be entirely clear to investors. Please revise to provide a distinction between disclosure for sellers and sellers who are also originators under Item 1110 of Regulation AB.

The disclosure has been revised to provide a distinction between the disclosure for sellers who are not originators under Item 1110 of Regulation AB and the disclosure for sellers who are originators under Item 1110 of Regulation AB.
Prospectus
Payments on the Securities, page 25

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 29, 2009
7.	Refer to the disclosure regarding interest payments in the third and fourth paragraphs on page 25. Please balance the disclosure and confirm that Ginnie Mae will guarantee the timely payment of interest on such underlying agency securities in the event there is a shortfall.

The disclosure has been revised. Ginnie Mae will guarantee the timely payment of interest on the underlying agency securities in the event that there is a shortfall.
Fixed Rate Securities, page 26
8.	While we note your response to prior comment 4, we re-issue. Refer to the third paragraph on page 26. It still appears that the interest rate for the fixed rate securities may also be subject to periodic adjustment in response to designated changes in the rating assigned to the securities. Please revise accordingly.

The disclosure has been revised to eliminate the suggestion that the interest rate for the fixed rate securities may be subject to periodic adjustment in response to designated changes in the rating assigned to the securities.
Evidence as to Compliance, page 45
9.	We note your response to prior comment 17 and the revised language disclosing that the trustee will not be obligated to provide an assessment of compliance and related compliance materials. Please provide us an analysis explaining how the trustee on a related shelf takedown is not “participating in the servicing function” under Regulation AB. Refer to Item 1122 of Regulation AB.

The trustee is not a “servicer” within the meaning of Item 1101(j) of Regulation AB because it will not be making any allocations or distributions to holders of the securities offered by the depositor and will not otherwise be performing any servicing functions with respect to such securities or the GNMA certificates that are placed in the trust.

The trustee will not be “participating in the servicing function” because its duties will be purely ministerial in nature and it will not be performing any of the activities that address the servicing criteria set forth in Item 1122 of Regulation AB. Instead, under the applicable deposit trust agreement, the securities administrator will be performing all of the activities that address the servicing criteria set forth in Item 1122 of Regulation AB. The securities administrator will hold all of the assets of the trust on behalf of the trust and the trustee. In addition, the securities administrator will be responsible for the management or collection of the assets of the trust (i.e., the GNMA certificates, the distributions thereon, and any investment earnings on such distributions) and the calculation and making of allocations or distributions to holders of the securities issued pursuant to such deposit trust agreement. Because the trustee’s duties and activities

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 29, 2009
under the applicable deposit trust agreement will be purely ministerial, under Regulation AB and the SEC’s guidance thereunder (see e.g., SEC Release No. 33-8518 and Regulation AB Telephone Interpretations 3.01, 6.01, 12.01 and 17.01), the trustee is not “participating in the servicing function” and an assessment of compliance from the trustee is not required.
Method of Distribution, page 82
10.	We note your responses to prior comments 2 and 18. Please further revise to clarify that a best efforts offering may be conducted on a minimum-maximum basis.

The disclosure has been revised to clarify that a best efforts offering may be conducted on a minimum-maximum basis.
Part II
Item 16. Exhibits
11.	Please revise to update the exhibits list to include the “Form of Agency Securities Purchase Agreement” as Exhibit 4.3.

The exhibits list has been revised to include the “Form of Agency Securities Purchase Agreement” as Exhibit 4.3 and the exhibit has been re-filed with amendment no. 4.
*     *     *     *     *
As requested, the depositor acknowledges that:
•	It is responsible for the accuracy and adequacy of the disclosures it has made;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The depositor may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, the depositor understands that the Division of Enforcement has access to all information the depositor provides to the staff of the Division of Corporation Finance in

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
July 29, 2009
connection with its review of the depositor’s filing or in response to its comments on the depositor’s filing.
     If you have any questions, please do not hesitate to contact the undersigned.

Sincerely, Miller, Canfield, Paddock and Stone, p.l.c.
By:	/s/ Brad B. Arbuckle
Brad B. Arbuckle

DISCLOSURE UNDER TREASURY CIRCULAR 230: The United States Federal tax advice contained in this document and its attachments, if any, may not be used or referred to in the promoting, marketing or recommending of any entity, investment plan or arrangement, nor is such advice intended or written to be used, and may not be used, by a taxpayer for the purpose of avoiding Federal tax penalties. Advice that complies with Treasury Circular 230’s “covered opinion” requirements (and thus, may be relied on to avoid tax penalties) may be obtained by contacting the author of this document.